November 7, 2007

Via EDGAR and Hand Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Peggy Fisher
Alan Morris
Kevin Kuhar
Jay Webb

Re:	ICx Technologies, Inc.
Registration Statement on Form S-1 (File No. 333-145135)
Initially filed on August 3, 2007
Amendment No. 1 filed on September 21, 2007
Amendment No. 2 filed on October 12, 2007
Amendment No. 3 filed on October 24, 2007
Amendment No. 4 filed on November 1, 2007
Amendment No. 5 filed on November 7, 2007

Dear Ms. Fisher:

On behalf of ICx Technologies, Inc. (“ICx” or the “Company”) and in connection with the above-referenced registration statement (the “Registration Statement”), we file herewith via EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which is marked to show changes from Amendment No. 4 to the Registration Statement as filed with the Commission on November 1, 2007 (“Amendment No. 4”). In addition, we are providing via hand delivery five paper copies of Amendment No. 5, which are marked to show changes from Amendment No. 4.

Amendment No. 5 has been filed (i) to reflect a 1-for-2 reverse stock split of the Company’s capital stock, effected on November 6, 2007, (ii) to reflect the approval of the Company’s common stock for listing on The NASDAQ Global Market under the symbol “ICXT” and (iii) to correct certain de minimis rounding errors contained in Amendment No. 4.

Securities and Exchange Commission

November 7, 2007

Pursuant to the Company’s letter to the Staff dated November 5, 2007, the Company respectfully reiterates its request that the Registration Statement be declared effective on November 7, 2007 at 3:00 p.m. or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the Staff.

Please direct any questions or comments regarding this filing to the undersigned or Michael Danaher of this office at (650) 493-9300.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Jon Layman

Jon Layman

Cc:	Hans C. Kobler
Deborah D. Mosier
Daniel T. Mongan
ICx Technologies, Inc.

Jeffrey Pranaitis
Lehman Brothers

Michael J. Danaher, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Kirk A. Davenport, Esq.
Ian Schuman, Esq.
Latham & Watkins LLP

Thomas Knight
Grant Thornton LLP